Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 December 2018

Melbourne, Australia, 30 January 2019:

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide its Quarterly Activities Report for the period ending 31 December 2018, together with the attached Appendix 4C.

Highlights

•      Intense focus on finalising near term product pipeline through internal R&D efforts.

•                  Enhanced breast cancer test which increases the applicability of our current BREVAGenplus® test to 95% of women remains on schedule for launch in FY19.

•                  First in class colon cancer risk assessment test on schedule for launch in FY19.

•                  Work continues to establish a market presence in Hainan, China under a joint venture framework with Beijing Zishan Health Consultancy Limited to provide regulatory and marketing support.

•                  Consumer-facing website for US market scheduled to launch with the introduction of new tests for breast cancer and colon cancer in FY19.

•                  Kentgrove Capital facility remains in place, enabling the Company to access capital at the Board’s discretion.

Product Development Pipeline

Breast cancer test

Development of an enhanced version of the BREVAGenplus test is nearing completion. The test will broaden the applicability of BREVAGenplus and enable its use by women with an extended family history of disease. By increasing the range of risk factors analysed, the test will provide clinically actionable insight for approximately 95% of women.

Colon cancer test

Our first-to-market genetic risk assessment test for colon cancer is on track to be introduced to the market in FY19. This will be the first of a suite of ground-breaking new products GTG will deliver in the next 12 months.

Other genetic risk assessment tests under development

•                  Cardiovascular Disease

•                  Type 2 Diabetes

•                  Prostate Cancer

•                  Melanoma

These new tests represent the culmination of long-term research initiatives, including our ongoing collaboration with The University of Melbourne.

1

During the quarter, the Company has progressed discussions with major cancer organisations in the US, Australia and Southeast Asia to develop pilot-scale programs for breast and colon cancer genetic risk assessment screening. Demonstration projects with these organisations are targeted for regional rollout during FY19 and will be the subject of separate ASX and Nasdaq announcements in due course.

GTG sees these new tests as the future of predictive medicine through focus on disease risk identification coupled with medically supervised patient-focused preventative actions.

The programs under development demonstrate the acceptance of SNP-based risk assessment testing in both the medical and the scientific communities and highlights the clinical validity of GTG’s world-leading tests. Unlike other genetic tests, GTG’s screening is clinically validated and based upon years of top level research.

GTG’s new genetic testing products present a significant market opportunity for the Company and its developing distribution network partners. There are 8.2 million deaths from cancer per annum, 17.7 million deaths due to cardiovascular disease and 1.6 million deaths due to diabetes (World Health Organisation). Colorectal cancer represents 12.3% of all new cancers diagnosed in Australia in 2018. It is a leading cause of cancer death and disability in Australia and the USA.

(https://bowel-cancer.canceraustralia.gov.au/statistics)

China Joint Venture

GTG has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited which provides a framework according to which the two parties will explore opportunities to achieve Chinese market entry, through a Joint Venture (JV), for GTG’s genomic tests into the health sector in the People’s Republic of China.

The Company was subsequently invited by representatives of the Hainan Government to establish a presence in the Hainan Medical Pilot Zone (part of the Hainan Free Trade Zone Initiative). The zone, which is central to China’s Healthy China 2030 Plan, is being established by the Chinese Government, as a high-end, medically focused area that seeks to bring together a world class community of global companies in terms of care, physicians, treatments, technology and cutting edge medical product development. GTG remains confident that further market announcements will be forthcoming in the near term.

Valued at more than USD 800 billion, the Chinese market is now the second biggest single healthcare market outside the United States. Over 4 million new cases of cancer are diagnosed in China every year.  Breast cancer is increasing at a rate of over 3.5% each year.

GTG’s market entry into China aligns with the government’s Healthy China 2030 initiative that seeks to provide cost-effective healthcare to more than 1.5 billion people. Disease prevention is critical to cost control as treatments for early stage disease carry a lower cost and result in better health outcomes.

GTG’s genetic tests can be used to predict an individual’s likelihood of developing disease. Screening and other healthcare resources can be targeted to those with an elevated risk. For example, screening every woman for breast cancer may be too costly, but it may be cost-effective to screen those with a mid-to-high 5-year risk score.

2

Zishan Health Consultancy is based in mainland China and will provide GTG with in-country sales and marketing expertise. Zishan will also assist with GTG’s application to the Chinese Food and Drug Administration (CFDA) and establishing the appropriate corporate structures for foreign entities entering the market via the Hainan Free Trade Zone Initiative. Our partnership with Zishan allows for the protection of GTG intellectual property and offers a path to the repatriate earnings.

Consumer Initiated Testing in the US

In line with our strategic vision, GTG is developing an online process whereby consumers can engage with GTG’s genetic testing while still maintaining their relationship with their primary care physician. The platform and associated media campaign will showcase the benefits of genetic risk assessment testing and provide a knowledge bank for physicians so that they can accurately assess the results and use GTG’s tests to develop personalised health plans for their patients.

While the market has seen a proliferation of at-home genetic tests, GTG tests are scientifically validated and clinically actionable. We will reach out directly to individuals in our target demographic and support them and their physician through the process of:

•                  Evaluating whether the test is right for them

•                  Collecting and submitting a cheek-swab sample

•                  Communicating the results of the test

•                  Assisting the physician and the patient with the development of a personalised risk reduction plan

The launch of the website and media campaign will coincide with the introduction of the enhanced breast cancer test and the colon cancer tests in Q3 and Q4 FY19.

Capital - Equity Placement Facility

On 8 August 2018, the Company entered into a A$20 million Equity Placement Facility with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment management firm. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months.

On 25 October 2018, the Company issued 100,000,000 shares under this facility, resulting in cash inflows from financing of $1.35 million. This facility remains in place and can be utilised at the Board’s discretion.

Financial Snapshot

Operational cash spend for the quarter was well contained at $1.6 million, being $0.5 million less than the previous quarter. The Company’s cash receipts remained low and within the expected range during this time of strategic transition, as investment in R&D, development new product and distribution channels represent the major strategic and budgetary priorities for the Company.

Signed on behalf of Genetic Technologies Limited

Date: 30 January 2019
Dr Paul Kasian
Chairman & Interim CEO

3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00  Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)

17 009 212 328	31 DECEMBER 2018

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 Months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	(10)	157
1.2	Payments for
	(a) research and development	(292)	(388)
	(b) product manufacturing and operating costs	(3)	(19)
	(c) advertising and marketing	(68)	(392)
	(d) leased assets	—	—
	(e) staff costs	(632)	(1,443)
	(f) administration and corporate costs	(606)	(1,633)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	7	15
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	—	—
1.8	Other (provide details if material)	—	—
1.9	Net cash from / (used in) operating activities	(1,604)	(3,703)

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 Months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	—	(3)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	—	(3)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	1,350	1,350
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	—	(3)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	1,350	1,347

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 Months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	3,451	5,487
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,604)	(3,703)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	—	(3)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,350	1,347
4.5	Effect of movement in exchange rates on cash held	38	107
4.6	Cash and cash equivalents at end of quarter	3,235	3,235

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	3,235	3,451
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	3,235	3,451

Current quarter $A’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2*	126
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

*includes $125,843 paid to Directors during the quarter in respect of fees and superannuation.

Current quarter $A’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities	—	—
8.2	Credit standby arrangements	—	—
8.3	Other (please specify) — Credit Card	185	3
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Credit card facilities:

1.              Secured - Bank of America, $35,000 facility with interest at 10.75% p.a.

2.              Unsecured -National Australia Bank, $150,000 facility with interest  at 12.65% p.a.

		$A’000
9.	Estimated cash outflows for next quarter
9.1	Research and development	377
9.2	Product manufacturing and operating costs	80
9.3	Advertising and marketing	39
9.4	Leased assets	—
9.5	Staff costs	671
9.6	Administration and corporate costs	647
9.7	Other (provide details if material) — Investments *	250
9.8	Total estimated cash outflows	2,064

*Blockshine Health JV formation investment

		Acquisitions	Disposals
10.	Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: 30 January 2019
Company secretary

Print name:	Paul Viney

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                            If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.                            Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.